Curtis, Mallet-Prevost, Colt & Mosle llp

Almaty	London	Attorneys and Counsellors at Law	Telephone 212-696-6000
Astana	Mexico City		Facsimile 212-697-1559
Dubai	Milan	101 Park Avenue	www.curtis.com
Frankfurt	Muscat	New York, New York 10178-0061
Houston	Paris
Istanbul	Washington, D.C.

July 26, 2010
VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Kathleen Collins, Accounting Branch Chief

Re:	Flextronics International Ltd.
Form 10-K for the Fiscal Year Ended March 31, 2010
Filed on May 24, 2010
File No. 000-23354
Ladies and Gentlemen:
On behalf of Flextronics International Ltd., a Singapore company (the “Company”), we are providing this letter in response to the comments raised with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2010 (the “10-K”) in the letter dated June 29, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission to Mr. Michael M. McNamara, Chief Executive Officer of the Company. Set forth below are the Company’s responses to the Staff’s comments. To facilitate your review, the Staff comments, as set forth in the Comment Letter, are reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and are followed by the corresponding response from the Company.

curtis, mallet-prevost, colt & mosle llp		Ms. Kathleen Collins
Attorneys and Counsellors at Law	Page 2	July 26, 2010
Form 10-K for the Fiscal Year Ended March 31, 2010
Item 1. Business
General
1.
We note your Risk Factor disclosure regarding the impact of component shortages on your results during the second half of fiscal year 2010, and that you “expect the challenging supply environment will persist during at least the first and possibly second quarters of the [next] fiscal year.” We further note a brief mention of such shortages in your discussion of changes in gross profit in Management’s Discussion and Analysis and the emphasis placed on the impact of component shortages by both management and analysts during your earnings call on April 27, 2010 (though we recognize your CEO stated that management “[doesn’t] think it’s going to affect [the company’s] numbers very significantly”) and your presentation at the JPMorgan Technology, Media and Telecom Conference on May 17, 2010. Given the importance of raw materials to Flextronics, which includes components as discussed above, it is unclear to us why you have not provided any disclosure in accordance with Item 101(c)(1)(iii) of Regulation S-K. Please advise.

Response:
The Company respectfully submits that it has included disclosure of the sources and availability of raw materials which is material to an understanding of its business. Under the section captioned “Materials Procurement and Inventory Management” on pages 6 and 7 of the 10-K, the Company discloses its materials procurement. In its future Form 10-K filings, the Company will enhance these disclosures in the Item 1. Business section, to include additional disclosures along the following lines: The Company procures a wide assortment of materials, including electronic components, plastics and metals. There are a number of sources for these materials, including from customers for whom we are providing systems assembly and manufacturing services. On some occasions, there have been shortages in certain electronic components, most recently with regard to connectors, capacitors, LCD panels and memory. However, such shortages have not had a material impact on our operating results for all periods presented. See “Risk Factors — We may be adversely affected by shortages of required electronic components.”
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 29
2.
Your Overview appears to be more in the nature of a business description and summary of certain financial results than a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company’s financial condition and operating results (e.g., the cash conversion cycle). Please consider expanding this section to address, for instance, more of the material operational risks and challenges facing you and how management is dealing with these issues both on a short-term and long-term basis. In this regard, we note your brief discussion of the macroeconomic environment’s negative impact on customer demand and credit risk. We refer to Section III.A of SEC Release No. 33-8350.

curtis, mallet-prevost, colt & mosle llp		Ms. Kathleen Collins
Attorneys and Counsellors at Law	Page 3	July 26, 2010
Response:
The Company respectfully submits that its Overview section summarizes the key matters with which management is concerned and the key actions that management has taken to address these matters. The important themes that are discussed include the effect of the global economic downturn on the Company’s Original Equipment Manufacturer (“OEM”) customers and the consequential effects on the Company’s business; customer credit issues and resulting write-downs; as well as industry trends. The important actions taken by management that are discussed include restructuring activities; cost reductions; and increasing the Company’s efforts to manage credit exposure. In its future filings, the Company will enhance its MD&A disclosure to include a discussion of additional operational metrics that management is focused on when evaluating financial condition and operating performance, such as cash conversion cycle, cash flow from operations, free cash flow, and other return metrics.
Results of Operations, page 35
3.
We note that the company recognized restructuring charges during each of the last three fiscal years. Tell us your consideration to include in Management’s Discussion and Analysis both quantitative and qualitative discussion of the expected effects on future earnings and cash flows resulting from these exit plans, including the initial period in which such effects are expected to be realized. Also, to the extent that actual savings anticipated by these exit plans are not achieved as expected or are achieved in periods other than expected, tell us how you considered including a discussion of the reasons for such outcome and the likely effects on future operating results and liquidity. We refer you to SAB Topic 5P.4.

Response:
The Company has recognized restructuring charges during each of the last three fiscal years. The restructuring activity in fiscal year 2008 was directly attributable to the Company’s significant acquisition of Solectron Corporation. In connection with the Solectron Corporation acquisition, the Company’s management assessed the global operations of the combined company and identified several opportunities to gain cost synergies and operational efficiencies by consolidating manufacturing and administrative facilities, reducing global headcount, and taking other actions to align the combined company’s global capacity with the demand for its services. The restructuring activities taken at legacy Flextronics facilities were reflected in the Company’s results of operations. The restructuring activities in fiscal years 2009 and 2010 were the same restructuring plans as announced by the Company in late Fiscal 2009 in connection with rationalizing the Company’s global manufacturing capacity and infrastructure as a result of the deteriorating macroeconomic conditions.

curtis, mallet-prevost, colt & mosle llp		Ms. Kathleen Collins
Attorneys and Counsellors at Law	Page 4	July 26, 2010
The Company respectfully advises the Staff that in its Annual Report on Form 10-K for its fiscal year ended March 31, 2009 the Company provided disclosures in its MD&A section on Page 37 highlighting that it anticipated an additional $70 million to $100 million in restructuring charges in fiscal year 2010. Additionally, the Company disclosed in that section that accrued facility closure costs related to restructuring charges incurred during fiscal year 2008 were approximately $60.2 million, of which approximately $19.3 million was classified as long-term obligations. These disclosures provided highlights as to the total future earnings and cash flow impacts expected from these exit plans. With respect to its fiscal year 2010 disclosures, the Company would like to advise the Staff that its disclosures indicated it had accrued all costs to be incurred under the restructuring plans and that it anticipates there will be no material additional charges relating to these plans. The Company disclosed the costs that had been incurred and the remainder to be paid.
As noted in the paragraph above, the Company has completed its restructuring activities associated with its previously announced restructuring plans in fiscal year 2009 and it has disclosed the remaining accrued liability associated with these actions, which amounts to $13.7 million, thus enabling readers to assess the impact of such plans on its future liquidity.
The Company supplementally advises the Staff that while the main components of its restructuring activities are employee terminations, equipment impairments and costs associated with leased equipment and buildings, which lend themselves to estimable cost reductions, which have been achieved as anticipated, the overall effect on future operating results and cash flows is difficult to measure as there is generally a partially offsetting reduction in revenues at affected locations as well as an increase in certain costs at other locations. It is important to understand that as electronic manufacturing services are moved between sites there are a myriad of other changes that take place; and while certain costs may be reduced in some locations, costs may increase in other locations to support transitioning the services. On a consolidated basis, the result is a net reduction in costs, but the Company does not separately track all of the interrelated impacts of these changes. In future filings, the Company will add disclosure to (a) provide direct cost impacts due to the restructuring activities and (b) provide information as to the difficulty in its ability to measure the timing and magnitude of the future impacts of restructuring charges and to provide insight as to whether there is an overall expectation that there should be a net reduction in costs or a net improvement in margins as a result of the restructuring actions.
4.
We note within your discussion of results of operations that there are instances where two or more sources of a material change have been identified, but the source that contributed to the change was not quantified. For example, please refer to disclosure (i) on page 36 addressing the increase in gross margin during fiscal year 2010 and (ii) on page 37 addressing the changes in selling, general and administrative expenses during fiscal year 2010 and 2009. We further note our prior comment 11 in our comment letter dated August 29, 2008, in response to which you undertook in future filings to “separately disclose factors that had a material contribution to the fluctuation if it is practical to quantify the associated amounts.” In view of the foregoing and pursuant to Section III.D of SEC Release 33-6835, please tell us how you have considered quantifying each source that contributed to a material change and offsetting factors in your results of operations discussion, particularly with respect to net sales, gross profit and selling, general and administrative expenses.

curtis, mallet-prevost, colt & mosle llp		Ms. Kathleen Collins
Attorneys and Counsellors at Law	Page 5	July 26, 2010
Response:
The Company respectfully advises the Staff that where fluctuations in financial statement line items are the result of more than one significant factor and/or offsetting factors, the Company attempts to identify and quantify, if practical, the individually significant factors. In completing its Results of Operations disclosures, the Company considered all individually significant factors that had a material contribution to the fluctuation and disclosed them, and to the extent it was practical to do so, it provided quantification of them.
The Company further advises the Staff that with respect to the particular instances identified by the Staff where the Company did not quantify certain factors it is because the Company cannot reliably quantify a specific amount which caused the fluctuation. For instance, with regards to the Company’s discussion of its gross margin which increased by 90 basis points from fiscal year 2009 to fiscal year 2010, the Company quantified 50 basis points of the change. The remainder of the change that was not quantified was disclosed to be primarily attributable to improved capacity utilization as a result of cost reduction benefits derived from the Company’s restructuring activities. As noted in the Company’s response to Comment 3 above, as a result of closing facilities, reallocation of production to low cost regions and reduction in the number of employees, the Company can attribute cost savings to its restructuring efforts, but cannot quantify the net cost savings or the net impact on gross margin. In comparing the fiscal year 2009 fluctuation with fiscal year 2008, due to the attributes of the changes, the Company was able to quantify the components of the change.
Similarly, with respect to the fiscal year 2010 year over year decrease in selling, general and administrative expenses as compared with fiscal year 2009, the Company can identify that its restructuring and cost containment efforts were a significant factor in reducing the amount of expense, but it was unable to disclose a specific amount attributable to these efforts. In comparing the fiscal year 2009 fluctuation with fiscal year 2008, the Company notes that it quantified the change in MD&A relating to charges for financially distressed customers, and it identified that the major cause of the increase in absolute dollars resulted from the acquisition of Solectron, but the specific amount of additional cost related to the Solectron acquisition could not be quantified as processes were changed and functions were combined during the integration of the two companies.
Lastly, with respect to the decrease in net sales in fiscal year 2010, the Company specified the reduction in revenue related to two large customers, but the remainder was primarily due to across the board declines, which the Company attributed to weak macroeconomic conditions that cannot be quantified. The increase in sales in fiscal year 2009, as compared with fiscal year 2008, was due to multiple factors that were interrelated with the acquisition of Solectron and such individual quantification was not appropriate. The Company quantified the decrease in sales it experienced as macroeconomic conditions were weakening.

curtis, mallet-prevost, colt & mosle llp		Ms. Kathleen Collins
Attorneys and Counsellors at Law	Page 6	July 26, 2010
Liquidity and Capital Resources, page 40
5.
We note that your accounts receivable and inventory balances have not changed significantly, while your revenues and cost of sales have decreased over 20% during the fiscal year ended 2010. Also, we note that in your April 27, 2010 earnings conference call, you discussed days sales outstanding, inventory turns and inventory day levels. Tell us how you considered providing an analysis of days sales outstanding, inventory turns and inventory day levels in Management’s Discussion and Analysis, for each period presented. Refer to Item 303(a)(1) of Regulation S-K.

Response:
The Company respectfully submits to the Staff that its Liquidity and Capital Resources disclosure includes appropriate discussion of the major changes in working capital which had a significant impact on liquidity. In future filings, the Company will expand its disclosure to include an analysis of certain business metrics such as accounts receivable turnover, accounts payable turnover and inventory turns, which affect the amount of cash provided by operating activities.
Notes to the Consolidated Financial Statements
Note 6 — Trade Receivable Securitization, page 75
6.
We note that effective April 1, 2010 you adopted ASU 2009-16 and ASU 2009-1, which will impact the accounting for your securitization programs and factored receivables. We further note you amended the North American asset-backed securitization program and the accounts receivable factoring program in fiscal 2011 such that the sales of accounts receivable from these programs will continue to be removed from the balance sheet. Please describe the nature and terms of such amendments and tell us how these revisions impacted your accounting pursuant to ASC 860-10. In addition, you indicate that for the North American program, a portion of the receivables will be paid by two commercial paper conduits in cash and the balance will be paid in the form of a deferred purchase price receivable. Explain further the “deferred purchase price receivable.” Tell us why you have structured the payment terms in this manner and tell us whether any of the parties involved are related parties. Also, tell us how you determined that the transfers under this program qualify for sale accounting pursuant to ASC 860-10-40-4 and 40-5.

Response:
The Company respectfully submits that the new accounting pronouncement that precipitated the amendment to its North American asset-backed securitization program — FAS 166 “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140” (ASU 2009-16) became effective for the Company on April 1, 2010, the start of its 2011 fiscal year. To accommodate the new accounting pronouncement, the Company entered into an amendment to its North American asset-backed securitization program.

curtis, mallet-prevost, colt & mosle llp		Ms. Kathleen Collins
Attorneys and Counsellors at Law	Page 7	July 26, 2010
Prior to the amendment, the Company sold certain of its trade accounts receivable to a bankruptcy remote special purpose entity which was wholly owned by the Company. The special purpose entity, in turn, sold an undivided percentage ownership interest in a pool of such receivables to two unaffiliated commercial paper conduits. The special purpose entity retained ownership of the residual portion of the pool of receivables. The Company consolidated the special purpose entity for accounting purposes. The transfer of the interest in the receivables to the commercial paper conduits was treated as a sale under paragraph 9 of SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”1 and, accordingly, the portion of the receivables pool sold to the commercial paper conduits was removed from the Company’s consolidated balance sheets.
SFAS 166 amended paragraph 9 of SFAS 140 to exclude from sales accounting the transfer of a portion of a financial asset unless such transfer meets the definition of a participating interest.2 The Company’s amended agreement does not involve the sale of an undivided partial interest in its receivables. Pursuant to the amended agreement, the Company will continue to sell certain of its trade accounts receivable to the special purpose entity, which it will continue to consolidate. However, the special purpose entity will sell a 100% ownership interest in each of these receivables to the two commercial paper conduits, instead of only selling a portion of each such receivables, as it had done under the original agreement. Under the amended agreement, the transferred receivables will be isolated from the Company and its affiliates, and effective control will be passed to the conduits, which have the right to pledge or sell the receivables. As consideration for the sale of its receivables to the conduits, the special purpose entity will receive: (i) a cash payment and (ii) a new asset, the deferred purchase price receivable (DPP), which will be paid to the special purpose entity as payments on the receivables are collected from the account debtors. The DPP represents a beneficial interest in the transferred financial assets and is recognized at fair value as part of the sale transaction under ASC 860-20-25-1.3 All of the accounts receivable sold to the conduits under the amended agreement will be removed from the Company’s consolidated balance sheets. The Company will record the DPP as an “other current asset” as the DPP is not a trade receivable nor is the balance expected to exceed 5% of the total current assets (which would require the Company to separately state it in the consolidated balance sheets). The Company will include a description of the DPP in future filings.

[1]
“A transfer of financial assets (or all or a portion of a financial asset) in which the transferor surrenders control over those financial assets shall be accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange...”

[2]
ASC 860-10-40-5 now states “A transfer of an entire financial asset, a group of entire financial assets, or a participating interest in an entire financial asset in which the transferor surrenders control over those financial assets shall be accounted for as a sale...”

[3]
“Section 860-20-40 provides derecognition guidance a transferor (seller) applies upon completion of a transfer of financial assets that satisfies paragraph 860-10-40-5’s conditions to be accounted for as a sale. Upon completion of such a transfer the transferor (seller) shall also recognize any assets obtained....including...:

d. In a sale of an entire financial asset or a group of entire financial assets, any of the following:
1. The transferor’s beneficial interest in the transferred financial assets...”

curtis, mallet-prevost, colt & mosle llp		Ms. Kathleen Collins
Attorneys and Counsellors at Law	Page 8	July 26, 2010
The Company understands that the conduits, which are each managed by a bank, issue asset-backed commercial paper which is supported by receivables purchased from the special purpose entity and other similarly-situated sellers. Neither the conduits nor the banks that manage them are related to or affiliated with the Company. The receivables purchased from the Company and held by the conduits represent less than half of the total fair value of the conduit’s assets; accordingly, the Company does not hold a variable interest in the conduits under ASC 810-10-25-55 (formerly paragraph 12 of FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities”).4
The Company also amended its accounts receivable factoring program (which is a separate program from the North American asset-backed securitization program discussed above) in fiscal 2011. Under the original arrangement, the Company retained a 5% interest in the sold accounts receivable. Under the amended arrangement, the Company will sell accounts receivable in their entirety and receive proceeds based on 100% of the value of the factored accounts receivable (minus the applicable discount margin).
The Company amended the agreements in the manner stated above in order to maintain consistent treatment of its accounts receivable sold through these programs. The Company determined that receivables sold under these programs qualified for sale accounting pursuant to ASC 860-10-40-4 because such sales involve the transfer of an entire financial asset, the financial assets so transferred will be isolated from the Company, and the Company will not have effective control over the financial assets so transferred.
7.
In addition, we note you are currently investigating alternative structures to amend or replace the Global asset-backed securitization program such that sales of accounts receivable under this program will continue to be removed from the balance sheet. Tell us of the status of such changes, if any.

Response:
The Company advises the Staff that as of the date of this response it has not amended its Global asset-backed securitization program. However, it continues to negotiate alternative structures, and expects to enter into a new or amended agreement during its 2011 fiscal year.

[4]
“A variable interest in specified assets of a VIE (such as a guarantee or subordinated residual interest) shall be deemed to be a variable interest in the VIE only if the fair value of the specified assets is more than half of the total fair value of the VIE’s assets or if the holder has another variable interest in the VIE as a whole...”

curtis, mallet-prevost, colt & mosle llp		Ms. Kathleen Collins
Attorneys and Counsellors at Law	Page 9	July 26, 2010
Note 14. Segment Reporting, page 89
8.
We note that you conduct your business in various markets, which include (1) infrastructure, (2) mobile communication devices, (3) computing, (4) consumer digital devices, (5) industrial, (6) automotive and (7) medical. We further note your discussion of the results and outlook for each of your market segments and business units in your April 28, 2010 earnings call transcripts. Please explain further how you determined that you have one operating segment pursuant to ASC 280-10-50.

Response:
The Company respectfully advises the Staff that the Company considered the requirements pursuant to ASC 280-10-50 in concluding that the Company operates and internally manages a single operating segment, Electronics Manufacturing Services (“EMS”). In furnishing EMS services, the Company has a market-focused strategy centered on the development and refinement of industry-specific expertise around its EMS capabilities The market categories cited - infrastructure, mobile communication devices, computing, consumer digital devices, industrial, automotive and medical - are markets in which the Company’s customers operate and to which the Company tailors its selling efforts.
The Company provides manufacturing and other supply chain services for OEM customers. The Company offers customers in each of the market categories it serves a similar comprehensive range of services, as the type of customer is substantially similar across our market categories as they are principally OEM electronic companies. The nature of the manufacturing processes are similar across each of the markets the Company serves. The Company facilities are generally constructed to not be limited or dedicated to any particular market category. In general, the Company can provide its EMS services to customers in each of the market categories from a multiple number of facilities and fulfill multiple market customer requirements from a single operating location, as there is a high degree of commonality in manufacturing equipment sets and other required operating infrastructure. As an example, the Company’s largest single customer based on fiscal 2010 consolidated revenues, had product revenues classified in the Computing, Consumer Digital, Industrial and Infrastructure markets.
Flextronics’ chief operating decision maker (“CODM”) is its Chief Executive Officer, Mike McNamara. Decisions about capital and resource allocations are determined by the CODM based on specific customer opportunities rather than by market category. The CODM reviews the customer quote models, customer supply agreement terms, site capacity analysis, and historic site and customer financial information in deciding how to allocate company resources, both existing capacity and additions to fixed assets and personnel. In assessing results, the CODM receives and reviews site level performance information including customer analysis and consolidated financial information.

curtis, mallet-prevost, colt & mosle llp		Ms. Kathleen Collins
Attorneys and Counsellors at Law	Page 10	July 26, 2010
The Company’s information system tracks revenue by individual customer product line. Customer product lines are identified with a market category which provides the Company a way to reliably compile revenue information for these categories and is used in presentations to investors and analysts, as noted in our April 28, 2010 earnings call transcript. Although there is some level of internal discrete financial reporting prepared for the various market sectors, it exists to a limited degree. This information does not include formal allocations of common facilities, overhead costs and centralized corporate support costs. Accordingly, this information is not the basis on which the CODM makes decisions regarding the allocation of company resources and as a result, the Company has not developed the financial systems and controls required to produce this information on a consistent, corporate-wide basis.
Since (a) there is significant commonality in the manufacturing and other supply chain services offered to its customers, (b) limited reliable discrete market-level financial information, and (c) the allocation of capital and resources is made by the Company’s CODM based on specific customer and site level factors rather than by market-level data, the Company has concluded that it has one operating segment pursuant to ASC 280-10-50. However, since the Company describes changes in its consolidated revenues based on changes within its market categories, both within its MD&A disclosures and in presentations to investors and analysts, in future filings the Company will expand its MD&A disclosure to include a table presenting revenue information by significant market category beginning with its quarterly report on Form 10-Q for the first quarter ended July 2, 2010 to provide additional information to users of its financial filings.
****
In connection with this response, the Company is furnishing a separate letter, attached hereto, acknowledging the requested representations.
Should you have any questions or comments relating to this letter, kindly contact the undersigned at 212-696-6918.

Very truly yours,
/s/ Jeffrey N. Ostrager
Jeffrey N. Ostrager

cc:	Michael M. McNamara, Flextronics International Ltd. Robert Benton, Staff Accountant Courtney Haseley, Staff Attorney Barbara Jacobs, Assistant Director

No. 2 Changi South Lane Singapore 486123	65.6890.7188 Main www.flextronics.com

July 26, 2010
VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Kathleen Collins, Accounting Branch Chief

Re:	Flextronics International Ltd. Form 10-K for the Fiscal Year Ended March 31, 2010 Filed on May 24, 2010 File No. 000-23354
Ladies and Gentlemen:
On behalf of Flextronics International Ltd., a Singapore company (the “Company”), in response to the comments raised in the letter dated June 29, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Paul Read
Paul Read
Chief Financial Officer